ANTHONY L.G., PLLC

laura aNTHONy, esq. GEOFFREY ASHBURNE, ESQ.* JOHN CACOMANOLIS, ESQ.** CHAD FRIEND, ESQ., LLM SVETLANA ROVENSKAYA, ESQ.***	www.ANTHONYPLLC.com WWW.SECURITIESLAWBLOG.COM WWW.LAWCAST.COM
OF COUNSEL: MICHAEL R. GEROE, ESQ., CIPP/US**** CRAIG D. LINDER, ESQ.***** PETER P. LINDLEY, ESQ., CPA, MBA JOHN LOWY, ESQ.*** STUART REED, ESQ. MARC S. WOOLF, ESQ.	DIRECT E-MAIL: LANTHONY@ANTHONYPLLC.COM

*licensed in CA

**licensed in FL and NY

***licensed in NY and NJ

****licensed in CA, DC, MO and NY

*****licensed in CA, FL and NY

September 14, 2021

VIA ELECTRONIC EDGAR FILING

William Demarest

Brigitte Lippmann

Jennifer Monick

Melanie Singh

Division of Corporation Finance

Office of Real Estate & Construction

Securities and Exchange Commission

Washington, DC 20549

Re:	AG Acquisition Group III, Inc.
Form 10-12G
Filed August 13, 2021
File No. 000-56326

Ladies and Gentlemen,

Earlier today, AG Acquisition Group III, Inc. (the “Company”) filed Amendment No. 1 (“Amendment No. 1”) to the Form 10 initially filed by the Company with the Securities and Exchange Commission (the “Commission”) on August 13, 2021 (the “Form 10”), as well as a cover letter addressing the comments from the staff of the Division of Corporate Finance (the “Staff”) set forth in the Staff’s comment letter dated September 7, 2021 (the “Staff Letter”) concerning the Form 10. Subsequent to filing Amendment No. 1, the Company became aware of a scrivener’s error in Amendment No. 1. Accordingly, we have electronically filed herewith, on behalf of the Company, Amendment No. 2 (“Amendment No. 2”) to the Form 10. Amendment No. 2 is marked to show changes made from the previous filing. For the Staff’s convenience, we are re-submitting responses to the Staff Letter, as well. We have included a narrative response herein keyed to the comments of the Staff set forth in the Staff Letter. We trust you shall deem the contents of this letter responsive to the Staff Letter.

Division of Corporation Finance

Office of Real Estate & Construction

Securities and Exchange Commission

Washington, D.C. 20549

September 14, 2021

Form 10-12G

Item 5. Directors and Executive Officers, page 15

Comment 1. Please describe the business experience during the past five years of Howard Gostfrand and Laura Anthony, as required by Item 401(e) of Regulation S-K. For example, we note their involvement with AG Acquisition Group, Inc. and AG Acquisition Group II, Inc. Please disclose their affiliation with blank check companies, including:

●	The company’s name;
●	Their relationship with the company;
●	Whether the company has engaged in a business combination;
●	Whether the company registered any offerings under the Securities Act; and
●	Whether any transaction resulted in termination of their association with any blank check or shell company, including the date of such transaction, the nature and dollar amount of any consideration received, the amount of any retained equity interest, and the identity of any successor entity.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure in Amendment No. 2 regarding Howard Gostfrand’s and Laura Anthony’s business experience to include the following (see “Item 5. Directors and Executive Officers” on page 16 of Amendment No. 2):

In addition, Ms. Anthony and Mr. Gostfrand founded AG Acquisition Group, Inc. (“AG I”) and AG Acquisition Group II, Inc. (“AG II”), each of which was organized as a blank check company. AG I is now defunct. AG I did not engage in a business combination with another entity, and did not effect any registered securities offerings. Ms. Anthony and Mr. Gostfrand have no current relationship with AG I.

Under Ms. Anthony’s and Mr. Gostfrand’s leadership, on November 8, 2018, AG II entered into a business combination with John Keeler & Co., Inc. (d/b/a Blue Star Foods), Blue Star Acquisition Corp. and John Keeler. Upon closing, Ms. Anthony and Mr. Gostfrand resigned all officer and director positions with AG II. Ms. Anthony and Mr. Gostfrand have no ongoing relationship with AG II (n/k/a Blue Star Foods Corp.), other than as stockholders. As of September 14, 2021, Ms. Anthony owns 356,289 shares of Blue Star Foods Corp.’s common stock, representing approximately 1.5% of Blue Star Foods Corp.’s outstanding shares as of August 31, 2021. As of September 14, 2021, Mr. Gostfrand owns 325,848 shares of Blue Star Foods Corp.’s common stock, representing approximately 1.4% of Blue Star Foods Corp.’s outstanding shares as of August 31, 2021. Subsequent to the business combination and Ms. Anthony’s and Mr. Gostfrand’s resignations, Blue Star Foods Corp. effected certain registered securities offerings. As part of the business combination, Blue Star Foods Corp. redeemed 4,625,000 shares from each of Ms. Anthony and Mr. Gostfrand. There was no cash or additional consideration paid, directly or indirectly, as part of the business combination or otherwise.

Division of Corporation Finance

Office of Real Estate & Construction

Securities and Exchange Commission

Washington, D.C. 20549

September 14, 2021

Item 7. Certain Relationships and Related Transactions, page 16

Comment 2. Please provide the information required by Item 404 of Regulation S-K. We note, for example, the related party transactions described in Notes 4 and 5 to the financial statements.

Response: The Company acknowledges the Staff’s comment and has revised the related party transaction disclosure in Amendment No. 2 as follows (see “Item 7. Certain Relationships and Related Transactions” on page 16 of Amendment No. 2; insertions are underlined and deletions are in strikethrough):

Except as set forth below, since~~Since~~ inception of the Company on June 22, 2021, there have been no transactions, or currently proposed transactions, in which we were or are to be a participant and the amount involved exceeds the lesser of $120,000 or 1% of the average of our total assets at year-end for the last two completed fiscal years, and in which any of the following persons had or will have a direct or indirect material interest:

(i) Any director or executive officer of the Company;

(ii) Any person who beneficially owns, directly or indirectly, shares carrying more than 5% of the voting rights attached to our outstanding shares of common stock;

(iii) Any of our promoters and control persons; and

(iv) Any member of the immediate family (including spouse, parents, children, siblings and in- laws) of any of the foregoing persons.

Effective June 22, 2021, the Company issued a total of 10,000,000 shares of the Company’s common stock to entities owned and controlled by the Company’s two officers and directors. The shares were issued for $0.0004 per share, for a total of $4,000.

As of June 30, 2021, entities owned and controlled by Ms. Anthony and Mr. Gostfrand, the Company’s sole officers and directors, have provided the Company with its only cash for operations. That is, entities owned and controlled by the Company’s sole officers and directors purchased a total of 10,000,000 shares of the Company’s common stock for a total of $6,000.

The Company uses the office address of Ms. Anthony, an officer and director, without charge. Ms. Anthony has also provided legal services to the Company as of June 30, 2021, without charge.

Division of Corporation Finance

Office of Real Estate & Construction

Securities and Exchange Commission

Washington, D.C. 20549

September 14, 2021

Both Laura Anthony and Howard Gostfrand may be considered as promoters as that term is defined by Rule 405 of Regulation C. Neither Ms. Anthony nor Mr. Gostfrand have any agreements with the Company to receive directly or indirectly, anything of value in the future.

Ms.~~Laura~~ Anthony, is corporate and securities counsel to the Company. Ms. Anthony has been providing legal services without charge to the Company but is under no obligation to continue to do so.

The Company does not have any outside directors.

If the Staff has any further comments regarding Amendment No. 2, please feel free to contact the undersigned.

Sincerely,

Anthony L.G., PLLC

By:	/s/ Laura Anthony
Laura Anthony, Esq.

cc:	Howard Gostfrand/AG Acquisition Group III, Inc.